F[redacted]

OMB# 1557-0184
EXPIRES
9/30/2000

Notice of Government Securitie ecurities Dealer Activities

To Be Filed by a Financial Institution Under Section 15C(a)(1)(B) Of the Securities Exchange Act of 1934

1. Appropriate regulatory agency (check one):

   A. ☒ Comptroller of the Currency
   B. ☐ Board of Governors of the Federal Reserve System
   C. ☐ Federal Deposit Insurance Corporation
   D. ☐ Office of Thrift Supervision
   E. ☐ Securities and Exchange Commission

2. Filing status of notice (check as applicable):

   A. ☐ Government Securities Broker
   B. ☐ Government Securities Dealer
   C. ☒ Government Securities Broker and Dealer

3. Filing status of notice (check as applicable):

   D. ☐ Notice
   E. ☒ Amendment

4. A. Full name of Financial Institution:

   UMB Bank n.a. ~~Investment Banking Division~~

   B. Address of principal office of Financial Institution:

   1010 Grand Blvd, Kansas City, MO 64106

   C. Address of principal office where government securities broker or government securities dealer activities will be conducted [if different than item (B)]:

   same

   D. Mailing address if different from (B) or (C):

   P.O. Box 419226, Kansas City, MO 64141-6226

   E. Name, title and telephone number of contact person with respect to this notice:

Name	Title	Telephone
Stephen M. Kitts	Executive V. President	816-860-1559

5. Does the Financial Institution conduct, or will it conduct, government securities broker or government securities dealer activities at any location other than given in Question 4 above? A. X Yes B. ___No
   (If yes, provide addresses and describe activities.)

There are branches of the Investment Banking Division located at the UMB Bank at 2 South Broadway, St. Louis, MO, UMB National Bank of America at 100 South Santa Fe, Salina, KS, UMB Columbine National Bank, 6900 E. Hampden, Denver, CO; UMB Oklahoma Bank at 1217 Agnew, Oklahoma City, OK; UMB Bank Omaha at 11808 W. Center Rd, Omaha, NE. Sales Reps of UMB Bank, n.a. Investment Banking Division conduct municipal & government securities transactions for the convenience of our customers in our other branches. These locations are listed separately and attached. The Kansas City 1010 Grand Blvd location provides all information and support for dealing in municipal and government securities.

6. Furnish the name and title of each person who is directly engaged in the management, direction or supervision of any of the financial institution's government securities broker or government securities dealer activities:

Full Name

Last	First	Middle	Title
Kitts	Stephen	M	EVP and Banking Services Manager
Bane	Sondra	R.	VP/IBD Compliance & Risk Mgr
Smith	Samuel	Todd	VP and Manager of IBD Fin. Services
Wendel	Clyde	F	Asset Mgr -President
Smith	Sandra	Jane	SVP and Government Securities Super

Note: Attach a separate Form G-Fin-4 (or, if previously filed, a copy of Form MSD-4 or Form U-4) for each person named in response to Item 6.

7. Has any "associated person" (see definition in paragraph A.7. of the Instructions) responded "yes" to any question in Item 17 of Form G-Fin-4, or "yes" to one or more questions in Items 20 through 25 of Form MSD-4 or Item 22 on Form U-4? A. ☐ Yes B. ☒ No

(If yes, attach a copy of Form G-FIN-4, Form MSD-4, or Form U-4 for all such persons with this Notice.)

Note: The financial institution and the person executing this form are responsible for making an inquiry of all other employers of any associated person during the immediately preceding three years for the purpose of verifying the accuracy of the information furnished on Form G-FIN-4. [See 17 C.F.R. 400.4(c)]. Similar requirements are applicable to Form MSD-4 and Form U-4.

8. **The financial institution submitting this notice and the person executing it represent that all of the information contained herein is true, current and complete.**

Please print name and title of person executing this notice:

First	Middle	Last	Title
Stephen	M.	Kitts	EVP and Banking Services Manager

Stephen M. Kitts
Manual Signature

10/7/08
Date

RESOLUTION

I hereby certify that the following Resolution was duly adopted at a regular meeting of the Board of Directors of UMB Bank, National Association (the "Bank"), a bank duly authorized and existing under the laws of the United States of America, which meeting was duly called and duly held on the 24th day of September, 2008. This Resolution is not in conflict with any provision in the Certificate of Incorporation or Bylaws of the Bank, and remains in full force and effect as of the date of this certificate..

WHEREAS, The municipal securities dealer activities performed by UMB Bank, n.a. are performed by the Investment Banking Division, a separately identifiable department of the bank, which is comprised of two organizational units: the Bond Department consisting of the underwriting, trading and sales functions, and the Operations Department consisting of the processing, clearance and the maintenance of books and records;

WHEREAS, the Board of Directors of UMB Bank, n.a. desires to designate the individuals responsible for the supervision of municipal securities dealer activities within the Investment Banking Division as required by the rules of the Municipal Securities Rulemaking Board;

NOW THEREFORE, BE IT RESOLVED, that pursuant to the requirements contained in the rules of the Municipal Securities Rulemaking Board, Stephen M. Kitts, Divisional Executive Vice President, is hereby designated as the person responsible for the supervision of the Municipal Securities Dealer activities of the Bond Department.

RESOLVED, that the Municipal Securities Principals who are responsible for the day-to-day conduct of the bank's Municipal Securities Dealer activities of the Bond Department, including the municipal securities activities of branch offices, are Stephen M. Kitts, Divisional Executive Vice President; and in his absence Sondra R. Bane, IBD Compliance and Risk Manager; and in her absence, Samuel T. Smith, Vice President. In their absence, John G. Phillips, Senior Vice President is responsible and in his absence, Jeffrey P. Goble, Executive Vice President.

RESOLVED FURTHER, that Stephen M. Kitts, Divisional Executive Vice President, is hereby designated as the principal responsible for sales management related to all Investment Banking Division customers; and in his absence Clyde F. Wendel, Asset Management President is responsible.

RESOLVED, that pursuant to the requirements contained in the rules of the Municipal Securities Rulemaking Board, Jack L. Curtis, Vice President, is hereby designated as the person responsible for the supervision of the Municipal Securities Dealer activities of the Operations Department.

RESOLVED FURTHER, that pursuant to the further requirements in the rules of the Municipal Securities Rulemaking Board, Jack L. Curtis, Vice President, is hereby designated as the person responsible for the day-to-day conduct of the Municipal Securities Dealer in the Operations Department, including the processing, clearance and maintenance and preservation of the books and records of the Municipal Securities Dealer activities. In his absence, Sonja Daniel, Vice President is the principal responsible.

RESOLVED FURTHER, that pursuant to the requirements in the rules of the Municipal Securities Rulemaking Board, Catherine M. Clark, Vice President and Director of Financial Markets Compliance is hereby designated as the person responsible to establish and maintain a system of supervisory control policies and procedures that test and verify that the supervisory procedures are reasonably designed with respect to the municipal securities activities to achieve compliance with applicable rules and create additional or amend supervisory procedures where the need is identified by such testing and verification. Stephen M. Kitts, Divisional Executive Vice President and Jack L. Curtis are the persons designated to enforce the supervisory control policies and procedures.

RESOLVED FURTHER, that the person responsible for the day-to-day conduct of the Bank's Government Securities Dealer activities in the Bond Department, including the government securities activities of branch offices, is Stephen M. Kitts, Divisional Executive Vice President. In his absence, Clyde F. Wendel, Asset Management President, is the officer responsible; in his absence, Sandra J. Smith, Senior Vice President, is the officer responsible; in her absence, Sondra R. Bane, IBD Compliance and Risk Manager, is the officer responsible and in her absence, John G. Phillips, Senior Vice President, is the officer responsible.

RESOLVED FURTHER, that the person responsible for the day-to-day conduct of the Bank's Government Securities Dealer activities in the Operations Department is Jack L. Curtis, Vice President. In his absence, Sonja Daniel, Vice President is the principal responsible.

IN WITNESS WHEREOF, I have hereunto signed my name and affixed the seal of this Company this 24th day of September, 2008.

D.R.R.

Dennis R. Riliniger
Corporate Secretary

[SEAL]

END